January 26, 2009

Mr. Amit Pande

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Dimeco, Inc. – File No. 000-49639

Form 10-K for the Fiscal Year Ended December 31, 2007

Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008 and September 30, 2008

Dear Mr. Pande,

This is in reply to your comments of January 15th regarding the above referenced filings. Please note responses as listed below.

Form 10-K for the Fiscal Year Ended December 31, 2007: Business, Nonperforming Assets, page 8

Comment:

1. We note your disclosure on page 9 that at December 31, 2007 there were total nonperforming assets of approximately $1.2 million and no potential problem loans. On page 10 you disclose approximately $2.6 million of loans classified as “doubtful” for which you believe that weaknesses present make collection or liquidation in full highly questionable and improbable. Please reconcile these disclosures for us on a supplemental basis and in your future filings, including an explanation of why you believe the loans classified as doubtful but not nonperforming are not considered potential problem loans as defined by Item III.C.2 of Industry Guide 3 or impaired loans as defined by paragraph 8 of SFAS 114 as amended by SFAS 118.

Response:

1.	Upon review of the staff’s comment we have determine that the discussion of Other Potential Problem Loans was misplaced in the 10-K. It was included on page 9 following the discussion of nonperforming loans and was intended to be placed on page 10 after the discussion on Classified Assets. We will include discussion related to Other Potential Problem loans after the discussion of Nonperforming Loans and Classified Loans in all future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2008: Financial Statements

Comment:

2. We note your disclosure on page 11 that your investment portfolio declined about $1 million from December 31, 2007 to September 30, 2008. In future Forms 10-Q please provide the disclosures required in paragraph 19 of SFAS 115, as amended. Provide us with your proposed future disclosure using your September 30, 2008 financial information as an example.

Response:

2.	While we appreciate the staff’s comments in relation to disclosure on page 11 on investment securities, the $1 million decline represented only 1.8% of amortized cost; additionally the make up of the investment securities remained relatively stable with no category of investment securities having a fluctuation of more that 14% from December 31, 2007. As a result, we determined that in accordance with paragraph 5 of Rule 10.01 of Regulation S-X, we would only be duplicating disclosures provided in the annual Form 10-K. We do recognize that in the current environment with the financial institution industry recording significant other than temporary impairment declines more transparency is appropriate. In all future filings we will consider providing more transparent disclosures and include disclosure in compliance with paragraph 19 of SFAS 115, as amended. The attached schedules would be an example, as of September 30, 2008, of what we may disclose in future filings.

Comment:

3. Please provide us with a comprehensive analysis describing your basis for concluding that investments in an unrealized loss position at September 30, 2008 were not other than temporarily impaired. Please address the following in your analysis for each security:

•	the nature of the security, including the issuer and terms;

•	the individual security’s cost basis and market value as of September 30, 2008 and December 31, 2007;

•	how you considered the length of time and the extent to which the market value has been less than cost;

•	your estimate of the time period in which the security will recover its value and your basis for this estimate; and

•	other evidence you considered; such as issuer credit ratings, industry analyst reports, sector credit ratings, volatility of the security’s fair value.

Please refer to FSP 115-1 and SAB Topic 5.M.

Response:

3.	The cumulative market value losses at September 30, 2008 were $1,085,000 or 1.8% of the investment portfolio. Both our Asset/Liability committee and Board of Directors review the value of our investment portfolio on at least a quarterly basis. Based on that review as of September 30, 2008, we determined that the only loss in the portfolio that was other than temporary was on an equity security of an entity for which a merger and price were announced. The announced price of the transaction was $25,000 less that the recorded carrying amount. We did recognize a loss of $25,000 on that investment in September 2008. As part of all discussions in relation to losses in our investment portfolio we note that we have the positive intent and ability to hold all of the bonds to maturity. On all types of investments we had discussions with outside brokers, our own investment executive and with our director who is an executive retiree of Lehman Brothers.

a.	The value of our U.S. government agency portfolio had gross unrealized losses of $256,000 or 2.6% of the amortized cost. We believe that these bonds have the full faith and credit backing of the United States government and will pay the entire principal and interest according to the terms of the issuances.

b.	Tax-exempt municipal bonds showed an unrealized loss of $504,000 or 3.2% of the amortized cost at September 30, 2008. No bonds were in an unrealized loss position for twelve months or more. During the past two years we have included purchases of municipal bonds from other than Pennsylvania issuers and have researched the issue and only purchased bonds which had additional insurance. Our committees have had long discussions on the viability of those insurers and their recent problems. We have always relied on the creditworthiness of the issuer and viewed the insurance offered as an extra benefit and therefore believe that the bonds will be able to make all principal and interest payments. Each bond maintained an investment grade status at September 30, 2008. Over 90% of the values of bonds which have a market value decline are general obligation bonds for which the municipal body has the ability to tax in order to make bond payments. We have not incurred any delinquency on the bonds.

c.	Corporate bonds had the greatest percentage of unrealized loss of all types of investments, $307,000 or 6.0% of the amortized cost of the bonds. We scrutinize these bonds on a greater level than the other types and in addition to all of the issues above, there was a specific discussion in each meeting of each bond that showed an unrealized market loss. We include industry analyst discussions in each of the files for these bonds. We did have concern over the status of other than temporary for the Ford Motor Credit and CIT Group bonds in particular at the end of September. Our research described extreme volatility in the automotive industry but a review of the financial statements for Ford showed sizeable cash and cash equivalents, leading us to believe that they would be able to make payments on the bonds for at least the next year. News reports of requests of the automakers for government assistance were common. We believe that the company will be able to make the required bond payments. At September 30, 2008 we had similar concerns about the status of CIT Group. News reports indicated that they would be filing for government assistance in the form of TARP investment at the time of the third quarter filing. We believe that they will be able to make all payments as scheduled with this assistance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Risk Elements, page 17

Comment:

4. We note that the amount of loans on nonaccrual status, nonperforming loans as a percent of total loans and nonperforming assets as a percent of total assets as of December 31, 2007 do not agree with the amounts as disclosed on page 9 of your Form 10-K. Please reconcile these disclosures for us on a supplemental basis and in your future filings.

Response:

4.	In preparing the September 30, 2008 Form 10-Q, we noted that we had made an error in the December 31, 2007 Form 10-K by including one loan in both the nonaccrual and impaired loan totals, resulting in it being duplicated. The loan was in the amount of $298,000 at December 31, 2007 and was eliminated from the duplication by deducting it from the nonaccrual category. We considered if the error warranted filing an amended Form 10-K and determined such action was unnecessary. Had we omitted a loan we likely would have concluded an amended Form 10-K was appropriate, however since we inadvertently included one loan twice we decided to correct prospectively.

Comment:

5. In future filings please present your risk elements tabular disclosure consistent with the categories as defined in Item III.C of Industry Guide 3. Provide us with your proposed future disclosure using your September 30, 2008 financial information as an example.

Response:

5.

While we appreciate the staff’s comments in relation to disclosure on page 17 on risk elements, the nonperforming assets decline from the amounts reported at December 31, 2007 represented .3% of total loans and .2% of total assets at September 30, 2008. As a result, we determined that in accordance with paragraph 5 of Rule 10.01 of Regulation S-X, we would only be duplicating disclosures provided in the annual Form 10-K. We do recognize that in light of the current loan environment and in particular the increased levels of both nonperforming and charge-offs loans in the financial institution industry more transparent disclosure are appropriate. In addition to the disclosure included in the filing, the amount of gross interest income that would have been recorded for the nine months ended September 30, 2008 if the nonaccrual loans had been current in accordance with their original terms and had been outstanding throughout the period would be an additional $58,000. Management is not aware of any loans which are not now disclosed in the filing but that we know information about possible credit problems of the borrowers that would cause us to have serious doubts as to the ability of such borrowers to comply with their loan repayment terms and would therefore result in disclosure of such loans pursuant to Item III.C.1. Should we choose to include this additional disclosure in future periods, we will follow this narrative style or use a table format if we believe it to better address the issues at that time.

Comment:

6. We note that you disclose net charge-offs to average loans ratio in your October 28, 2008 third quarter earnings release, but do not provide charge-off or recovery information in your Form 10-Q. In future Forms 10-Q please provide a summary of loan loss experience as required by Item IV.A of Industry Guide 3 and paragraph 20A of SFAS 114 as amended by SFAS 118. Provide us with your proposed future disclosure using your September 30, 2008 financial information as an example.

Response:

6.	While we appreciate the staff’s comments in relation to disclosure on page 17 on loan charge-offs, the net charge-offs to average loans was .27% at September 30, 2008. As a result, we determined that in accordance with paragraph 5 of Rule 10.01 of Regulation S-X, we would only be duplicating disclosures provided in the annual Form 10-K. We do recognize that in light of the current loan environment and in particular the increased levels of both nonperforming and charge-offs loans in the financial institution industry more transparent disclosure are appropriate. Should we choose to include it in future filings, it would appear in the same format as the attachment.

We hereby acknowledge:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for taking the time to review our filings. We believe that any comments you make will assist us to assure that readers of our filings have all information they need to make investment decisions concerning ownership of our company.

Sincerely,

/s/ Maureen H. Beilman
Maureen H. Beilman
Chief Financial Officer

Attachment re: Item 2.

Dimeco, Inc.

Investment Securities

September 30, 2008

The amortized cost and estimated market value of investment securities are summarized as follows (in thousands):

	September 30, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
AVAILABLE FOR SALE
U.S. government agencies	$9,989	$28	$(256)	$9,761
Mortgage-backed securities	3,826	31	(18)	3,839
Obligations of states and political subdivisions:
Taxable	1,275	—	—	1,275
Tax-exempt	15,535	26	(504)	15,057
Corporate securities	5,082	—	(307)	4,775
Commercial paper	24,374	—	—	24,374

Total debt securities	60,081	85	(1,085)	59,081

Equity securities	493	94	(64)	523

Total	$60,574	$179	$(1,149)	$59,604

The following table shows the Company's fair value and gross unrealized losses, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position as follows (in thousands).

	September 30, 2008
	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses
U.S. Government agencies	$7,733	$256	$—	$—	$7,733	$256
Mortgage-backed securities	29	1	759	17	788	18
Obligations of states and political subdivisions:	10,038	504	—	—	10,038	504
Corporate securities	2,745	235	675	72	3,420	307

Total debt securities	20,545	996	1,434	89	21,979	1,085

Equity securities	101	48	18	16	119	64

Total	$20,646	$1,044	$1,452	$105	$22,098	$1,149

Attachment re: Item 5.

Dimeco, Inc.

Nonperforming Loans

	September 30, 2008
	Past due 90 days or more	Nonaccrual
Real estate—construction loans	$—	$—
Real estate—mortgage loans	$298	$458
Installment loans	$62	$18
Commercial and all other loans	$69	$155

Total	$429	$631

	December 31, 2007
	Past due 90 days or more	Nonaccrual
Real estate—construction loans	$—	$—
Real estate—mortgage loans	$509	$443
Installment loans	$1	$13
Commercial and all other loans	$50	$116

Total	$560	$572

Attachment re: Item 6.

Dimeco, Inc.

Allowance for Loan Loss

9/30/2008

Balance at December 31, 2007	$5,392
Charge-offs:
Commercial, financial and agricultural	$28
Real estate-construction	$—
Real estate- mortgage	$642
Installment loans to individuals	$117

$787

Recoveries:
Commercial, financial and agricultural	$5
Real estate-construction	$—
Real estate- mortgage	$1
Installment loans to individuals	$54

$60

Net charge-offs	$727

Additions charged to operations	$580

Balance at September 30, 2008	$5,245

Ratio of net charge-offs during the period to average loans outstanding during the period	0.20%